

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2010

Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands

> **Re:** **Tornier B.V.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 14, 2010**
> **File No. 333-167370**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 1

1.   It appears that you deleted disclosure from the last paragraph on page 2 about revenues generated in the United States and also deleted similar disclosure elsewhere in your filing. Please tell us why you do not provide separate information regarding the United States per Item 101(d)(1)(i)(C) of Regulation S-K.

If we lose one of our key suppliers, page 13

2.   We note that you expanded this risk factor to disclose that some suppliers *may* be smaller, undercapitalized companies that *may* not have sufficient resources to continue operations or to continue to supply you sufficient product. Please disclose the reason for the uncertainty and the portion of your business that is dependent upon such suppliers.

Special Note Regarding Forward-Looking Statements and Industry Data, page 39

3. We are unable to agree with your analysis or conclusions provided in your response to prior comment 5. Therefore, we reissue the comment to file Millennium Research Group's consent as an exhibit to your registration statement.

Revenue, page 54

4. Please expand the first paragraph of this section to disclose the underlying reason why revenue growth declined from 22% for the quarter ended April 4, 2010 to 16% for the six months ended July 4, 2010.

Manufacturing and Supply, page 92

5. Please disclose your response to prior comment 2 regarding the significance of your private label agreements so that investors can evaluate your disclosures regarding those agreements.

Acquisitions and other corporate transactions with related parties, page 136

6. We note your response to prior comment 7. Please expand the tenth paragraph of this section to disclose how the related party debt outstanding to Mr. Tornier increased from $1 million at December 27, 2009 to $2.2 million at July 4, 2010.

Other Relationships, page 169

7. It remains unclear why you believe investors would not find material that the underwriters of your offering had the relationships with you that you mention in your response to prior comment 9. Please tell us the dates of all relationships with the underwriters that you have omitted from your disclosure, the specific nature of the transaction, the name of the underwriter involved, the amount of the transaction and the amount of consideration paid to the underwriter.

Note 13. Segment and Geographic Data, page F-38

8. We see that you disclose revenue generated from sales in North America and "other International" as a cumulative amount. Please revise to separately disclose revenues attributed to each individual foreign country, if material. Refer to FASB ASC 280-10-50-41(a).

Ordinary Shares, page II-3

9.   From your revisions in the "Number of Shares" column involving footnotes (2) and (3), it is unclear whether the shares were purchased upon exercise of stock options or in exchange for warrants. Please clarify. Also tell us who exercises the voting and dispositive powers over the shares held in the name of STAK, the number of shares held in the name of STAK, and why STAK is not included in your table on page 133.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Christopher Greer, Esq.